4.2 Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

The Company’s common stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934. The Company is authorized to issue 75,000,000 shares of common stock, par value $0.001 per share. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, subject to applicable law. In the event of liquidation, dissolution or winding up, holders are entitled to share ratably in the assets remaining after payment of liabilities.

The common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto.

The Company does not have an authorized class of preferred stock. The Company has not issued any warrants, options, or other securities convertible into common stock.

The Company is subject to certain provisions of Nevada law, including anti-takeover statutes, which may have the effect of delaying or preventing a change in control of the Company.